Nuveen Investments

333 West Wacker, Suite 3300

Chicago, IL 60606

March 23, 2007

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

Nuveen Multi-Currency Short-Term Government Income Fund

811-22018

333-140868

On behalf of the Nuveen Multi-Currency Short-Term Government Income Fund (the “Fund”), we hereby make the following representations:

(i) The Fund is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);

(ii) Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Fund’s filings; and

(iii) The Fund acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

NUVEEN MULTI-CURRENCY SHORT-TERM GOVERNMENT INCOME FUND

By:	/s/ Jessica R. Droeger
Name:	Jessica R. Droeger
Title:	Vice President and Secretary